UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              TERA COMPUTER COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   88076P-10-8
                         ------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 pages

                                  SCHEDULE 13G
                                  ------------

CUSIP No. 88076P-10-8                                          Page 2 of 4 Pages
          -----------

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JAMES E. ROTTSOLK
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
      --------------------------------------------------------------------------

                          5)  SOLE VOTING POWER

      NUMBER OF               328,501
                              --------------------------------------------------
      SHARES
                          6)  SHARED VOTING POWER
      BENEFICIALLY

      OWNED BY                --------------------------------------------------

      EACH                7)  SOLE DISPOSITIVE POWER

      REPORTING               328,501
                              --------------------------------------------------
      PERSON
                          8)  SHARED DISPOSITIVE POWER
      WITH

                              --------------------------------------------------

 9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      327,579
      --------------------------------------------------------------------------

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                                          [ X ]


      --------------------------------------------------------------------------

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      2.9%
      --------------------------------------------------------------------------

12)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                Page 2 of 4 Pages

                                  Schedule 13G
                                  ------------


                           Item 1(a): Name of Issuer:
                           --------------------------

                              Tera Computer Company

           Item 1(b): Address of Issuer's Principal Executive Offices:
           -----------------------------------------------------------

                            2815 Eastlake Avenue East
                                Seattle, WA 98102

                        Item 2(a): Name of Person Filing:
                        ---------------------------------

                                James E. Rottsolk

                Item 2(b): Address of Principal Business Office:
                ------------------------------------------------

                                  See Item 1(b)

                             Item 2(c): Citizenship:
                             -----------------------

                                     U.S.A.

                    Item 2(d): Title of Class of Securities:
                    ----------------------------------------

                                  Common Stock

                            Item 2(e): CUSIP Number:
                            ------------------------

                                   88076P-10-8

                        Item 3: Type of Reporting Person:
                        ---------------------------------

                                 Not applicable.

                               Item 4: Ownership:
                               ------------------

     As of December 31, 1997, Mr. Rottsolk was the beneficial owner of, and had the sole power to vote and to direct the disposition of, 328,501 shares of common stock (including options exercisable within 60 days of such date into 62,630 shares), or 2.9% of the outstanding shares of common stock of the Issuer. Mr. Rottsolk disclaims ownership of 922 shares.


                                   Page 3 of 4
CUSIP No. 88076P-10-8

              Item 5: Ownership of Five Percent or Less of a Class:
              -----------------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
                                the following [X]

            Item 6: Ownership of More than Five Percent on Behalf of
                                 Another Person:
                                 ---------------

                                 Not applicable.

           Item 7: Identification and Classification of the Subsidiary
              Which Acquired the Security Being Reported on By the
                             Parent Holding Company:
                             -----------------------

                                 Not applicable.

       Item 8: Identification and Classification of Members of the Group:
       ------------------------------------------------------------------

                                 Not applicable.

                     Item 9: Notice of Dissolution of Group:
                     ---------------------------------------

                                 Not applicable.

                             Item 10: Certification:
                             -----------------------

                                 Not applicable.

                                   Signature:
                                   ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
                    statement is true, complete, and correct.

                                February 13, 1998


                              /s/ JAMES E. ROTTSOLK
                       ---------------------------------
                                James E. Rottsolk
                      President and Chief Executive Officer
                              Tera Computer Company


                                   Page 4 of 4
CUSIP No. 88076P-10-8